Exhibit 99

Audited Combined Financial Statements

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company, and The Sabine Mining Company

Years ended December 31, 2004 and 2003
with Report of Independent Registered Public Accounting Firm

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company,
and The Sabine Mining Company

Audited Combined Financial Statements

December 31, 2004 and 2003

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Audited Combined Financial Statements

Combined Balance Sheets	2
Combined Statements of Income and Comprehensive Income	4
Combined Statements of Stockholder’s Equity	5
Combined Statements of Cash Flows	6
Notes to Combined Financial Statements	7

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
NACCO Industries, Inc.

We have audited the accompanying combined balance sheets of The Project Mines of The North American Coal Corporation: The Coteau Properties Company, The Falkirk Mining Company and The Sabine Mining Company (collectively the “Project Mines”) as of December 31, 2004 and 2003, and the related combined statements of income and comprehensive income, stockholder’s equity and cash flows for the years then ended. These combined financial statements are the responsibility of the Project Mines’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Project Mines at December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cleveland, Ohio
February 24, 2005

The Project Mines of the North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Combined Balance Sheets

(Amounts in thousands)

	December 31
	2004	2003
Assets
Current assets
Cash and cash equivalents	$3,370	$6,050
Accounts receivable	19,758	14,085
Accounts receivable from affiliated companies:
Ultimate Parent company	60	—
Parent Company	3,596	3,985
Others	27	40
Inventories	31,502	30,849
Other current assets	1,735	1,616

Total current assets	60,048	56,625

Property, plant and equipment
Coal lands and real estate	87,208	85,379
Advance minimum royalties	1,479	1,485
Plant and equipment	509,302	509,717
Construction in progress	7,098	1,433

	605,087	598,014

Less allowance for depreciation, depletion and amortization	(361,896)	(341,482)

	243,191	256,532

Deferred charges:
Deferred lease costs	27,566	30,138
Other	286	326

	27,852	30,464

Other assets:
Note receivable from Parent Company	6,143	9,001
Other investments and receivables	62,856	58,593

	68,999	67,594

	$400,090	$411,215

The Project Mines of the North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Combined Balance Sheets

(Amounts in thousands)

	December 31
	2004	2003
Liabilities and stockholder’s equity
Current liabilities:
Accounts payable	$12,510	$12,883
Payable to affiliated companies:
Ultimate Parent company	107	585
Parent company	237	122
Others	51	106
Current maturities of long term obligations	42,521	32,937
Other current liabilities	12,064	10,502

Total current liabilities	67,490	57,135

Long-term obligations
Advances from customers	123,827	125,871
Notes payable	24,221	35,023
Capital lease obligations	84,425	97,012

	232,473	257,906

Noncurrent liabilities:
Deferred income taxes	13,330	16,375
Mine closing accrual	46,350	43,641
Postretirement benefits and other accrued liabilities	35,669	31,266

	95,349	91,282

Stockholder’s equity:
Common stock	194	194
Capital in excess of stated value	791	791
Retained earnings	4,105	4,572
Accumulated other comprehensive loss	(312)	(665)

	4,778	4,892

	$400,090	$411,215

See accompanying notes to combined financial statements.

The Project Mines of the North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Combined Statements of Income and Comprehensive Income

(Amounts in thousands)

	Year ended December 31
	2004	2003
Lignite Tons Sold	27,165	28,097

Income:
Sales	$287,749	$273,255
Interest income, gain on sale of assets and other	1,752	1,289

	289,501	274,544

Cost and expenses:
Cost of sales	209,342	193,780
Depreciation, depletion and amortization	33,130	32,805
Interest	15,501	16,288

	257,973	242,873

Income before income taxes	31,528	31,671

Income taxes
Current	9,071	8,123
Deferred	(2,406)	(1,397)

	6,665	6,726

Net income	24,863	24,945

Other comprehensive income:
Current period cash flow hedge activity, net of $190 and $177 tax provision in 2004 and 2003, respectively	353	330

Comprehensive income	$25,216	$25,275

See accompanying notes to combined financial statements.

The Project Mines of the North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Combined Statements of Stockholder’s Equity

(Amounts in thousands)

	Year ended December 31
	2004	2003
Common stock	$194	$194

Capital in excess of par value	791	791

Retained earnings
Beginning balance	4,572	4,868
Net income	24,863	24,945
Dividends paid	(25,330)	(25,241)

	4,105	4,572

Accumulated other comprehensive loss
Beginning balance	(665)	(995)
Current period cash flow hedge activity, net of $190 and $177 tax provision in 2004 and 2003, respectively	353	330

	(312)	(665)

Total stockholder’s equity	$4,778	$4,892

See accompanying notes to combined financial statements.

The Project Mines of the North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Combined Statements of Cash Flows

(Amounts in thousands)

	Year ended December 31
	2004	2003
Operating activities
Net income	$24,863	$24,945
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	33,130	32,805
Amortization of deferred financing costs	40	40
Gain on sale of assets	(559)	(122)
Equity income in cooperatives	(577)	(588)
Mine closing accrual	2,709	2,837
Deferred lease costs	2,319	2,230
Deferred income taxes	(2,406)	(1,397)
Postretirement benefits and other accrued liabilities	4,578	3,859
Amortization of advance minimum royalties	391	257
Other non-current assets	(3,686)	(1,605)

	60,802	63,261

Working capital changes:
Accounts receivable	(5,331)	(5,027)
Inventories	(653)	(2,509)
Accounts payable	179	3,680
Other assets and liabilities	12	(95)

	(5,793)	(3,951)

Net cash provided by operating activities	55,009	59,310

Investing activities
Payments received on note from parent	2,858	549
Expenditures for property, plant and equipment	(14,872)	(10,345)
Additions to advance minimum royalties	(401)	(275)
Proceeds from sale of property, plant and equipment	1,868	2,812
Other, net	1	(4)

Net cash used for investing activities	(10,546)	(7,263)

Financing activities
Repayment of advances from customer, net	(269)	(5,975)
Additions to long-term obligations	—	92
Repayment of long-term obligations	(21,544)	(21,198)
Dividends paid	(25,330)	(25,241)

Net cash used for financing activities	(47,143)	(52,322)

Decrease in cash and cash equivalents	(2,680)	(275)
Cash and cash equivalents at beginning of year	6,050	6,325

Cash and cash equivalents at end of year	$3,370	$6,050

See accompanying notes to combined financial statements.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements

December 31,2004 and 2003

(Amounts in thousands)

1. Organization

The Project Mines are collectively The Coteau Properties Company, The Falkirk Mining Company and The Sabine Mining Company. The Project Mines are each wholly owned subsidiaries of The North American Coal Corporation (“Parent Company”), which in turn is a wholly owned subsidiary of NACCO Industries, Inc. (“Ultimate Parent Company”).

During 2003, Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities” was adopted by the Parent Company. FIN No. 46 clarifies the application of Accounting Research Bulletin (“ARB”) No. 51, “Consolidated Financial Statements” for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. As a result of the adoption of FIN No. 46, the Project Mines are no longer considered under common control of the Parent Company and therefore were deconsolidated from the Parent Company. The Project Mines are still considered under common management of the Parent Company and therefore are reflected collectively in these Project Mines audited combined financial statements.

The Coteau Properties Company: The Coteau Properties Company (“Coteau”), an Ohio corporation, was organized on May 23, 1972, pursuant to an agreement between the Parent Company and a wholly owned subsidiary of a diversified energy company (“Buyer”). Coteau is principally engaged in lignite mining through the operation of a surface mine in North Dakota.

On April 22, 1977, the Buyer exercised its option to enter into a coal sales agreement, as restated June 1, 1979. As of November 1, 1988, all of the Buyer’s rights, interests and obligations under the coal sales agreement were assigned to Dakota Coal Company (“Coteau’s Customer”), a wholly owned subsidiary of Basin Electric Power Cooperative (“Basin”). The coal sales agreement was subsequently replaced, as of January 1, 1990, with a coal sales agreement between Coteau and Coteau’s Customer, as subsequently amended June 1, 1994 and January 1, 1997 (“Coteau Agreement”). These amendments provide Coteau with the option to extend Coteau’s Agreement up to the year 2037 and changed the method of reimbursement of administrative and general expenses, included in cost of sales, from actual costs to reimbursement at a fixed rate per ton.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

1. Organization (continued)

Under the terms and conditions of the Coteau Agreement, Coteau is to supply coal to an electric generating station and a coal gasification plant, as well as to other third parties. The terms of a related option agreement, dated January 1, 1990, subsequently amended as of June 1, 1994, provide that, under certain conditions of default, Coteau’s Customer may acquire the assets, subject to the liabilities, for an amount equal to stockholder’s equity of Coteau.

The Falkirk Mining Company: The Falkirk Mining Company (“Falkirk”), an Ohio Corporation, was organized on August 22, 1974 to enter into a coal sales agreement (“Falkirk Agreement”) with an electric generation and transmission cooperative (“Falkirk’s Customer”). Falkirk’s Agreement was amended on January 1, 1996, to extend the agreement to 2020. Falkirk is principally engaged in lignite mining through the operation of a surface mine in North Dakota.

Under the terms of Falkirk’s Agreement, Falkirk’s Customer has agreed to provide, or procure from others, the financing required to develop, equip and operate Falkirk’s mine for the life of the Falkirk Agreement. The Falkirk Agreement provides that, under certain conditions of Falkirk’s default, Falkirk’s Customer may acquire the assets, subject to the liabilities, for an amount equal to stockholder’s equity of Falkirk.

Falkirk’s Customer has entered into an operating agreement with Falkirk whereby a dragline to be used in the production of coal (cost of approximately $40 million) leased by Falkirk’s Customer has been made available to Falkirk without rent.

The Sabine Mining Company: The Sabine Mining Company (“Sabine”), a Nevada Corporation, was organized on November 6, 1980, and entered into a lignite mining agreement with a public utility (“Sabine’s Customer”) in 1981, which was restated on January 1, 1996 and December 1, 2001 (“Sabine Agreements”). Sabine is principally engaged in lignite mining through the operation of a surface mine in Texas.

Sabine’s Agreement provides that, under certain conditions of default, Sabine’s Customer may acquire the issued and outstanding common stock of Sabine for an amount equal to stockholder’s equity of Sabine.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

1. Organization (continued)

Since each of the Project Mines have an agreement to provide coal to their respective customers, (the “mining agreement”) a significant portion of each of the Project Mines’ revenue is derived from a single source. The financial position of the Project Mines and the Parent Company would be materially affected if the relationship with any of the Project Mines’ customers were terminated or altered.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition and Accounts Receivable

Under their respective mining agreements, the Project Mines recognize revenue and a related receivable as coal is delivered. The sales price of the coal is based on cost, plus a profit or management fee per ton. As is customary in the coal industry, these agreements provide for monthly settlements. The Project Mines’ significant credit concentration is uncollateralized, however, historically no credit losses have been incurred. Management has reviewed the carrying Value of its accounts receivable and has determined that a reserve for credit losses is not necessary based on amounts subsequently realized.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with initial maturities of three months or less. Outstanding checks in excess of funds on deposit are classified as accounts payable.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

2. Significant Accounting Policies (continued)

Inventories

Supply inventories are stated at average cost which approximates first-in, first-out cost.

Coal inventories are stated at the lower of cost or market. Cost is determined using the weighted average method.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation, depletion and amortization are provided in amounts sufficient to amortize the cost of related assets (including assets recorded under capitalized lease obligations) over their estimated useful lives or lease terms and are calculated by either the straight-line method or the units-of-production method based on estimated recoverable tonnage. Buildings are depreciated over the life of the mines, which range from 10 to 31 years. Estimated lives for machinery and equipment range from 3 to 15 years. Coal lands are amortized over the life of the mining areas, which range from 1 to 25 years.

In the course of preparing a mine for production, the Project Mines incur mine development costs prior to initial production, as well as throughout the life of the mine. The Project Mines capitalize these costs as a part of plant and equipment in the accompanying combined balance sheets and depreciate them over their estimated useful life, which is generally the life of the mine. Repairs and maintenance costs are expensed when incurred, unless such costs extend the estimated useful life of the asset.

Advance Minimum Royalties

Advance minimum royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production. These advanced payments are capitalized when paid and charged against income as the coal reserves are mined.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

2. Significant Accounting Policies (continued)

Long-Lived Assets

Upon identification of indicators of impairment, management compares the carrying value of its long-lived assets to the undiscounted cash flows of such assets. When the undiscounted cash flows are less than the related assets’ carrying value, the long-lived assets are adjusted to the lower of fair value (based on active market quotes, third party appraisals or discounted cash flows) or carrying value.

Accounting for Asset Retirement Obligations

Under certain federal and state regulations, the Project Mines are required to reclaim land disturbed as a result of mining. Reclamation of disturbed land is a continuous process throughout the terms of the mining agreements. Costs of ongoing reclamation are charged to expense in the period incurred and are being recovered as a cost of coal tonnage sold. Costs to complete reclamation after mining has been completed are to be reimbursed under the mining agreements.

On January 1, 2003, the Project Mines adopted Statement of Financial Accounting Standard (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 provides accounting requirements for retirement obligations associated with tangible long-lived assets, including: (i) the timing of liability recognition; (ii) initial measurement of the liability; (iii) allocation of asset retirement cost to expense; (iv) subsequent measurement of the liability; and (v) financial statement disclosures. SFAS No. 143 requires that an asset’s retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

2. Significant Accounting Policies (continued)

Accounting for Asset Retirement Obligations (continued)

The Project Mines’ asset retirement obligations are for costs to close their surface mines and reclaim the land they have disturbed as a result of normal mining activities. As a result of the adoption of SFAS No. 143, the Project Mines have estimated these costs and recognized a liability and associated asset in accordance with the Statement. The Project Mines determined these obligations based on estimates adjusted for inflation, projected to the estimated closure dates, and then discounted using a credit-adjusted risk-free interest rate. The accretion of the liability is being recognized over the estimated lives of the mines. The associated asset established in connection with the implementation of SFAS No. 143 is recorded in property, plant and equipment in the accompanying combined balance sheets. Prior to the adoption of SFAS No. 143, the accounting policy of the Project Mines was to accrue for mine-closing costs over the five-year period prior to the closing of the mine. None of the Project Mines were forecasted to be closed within the next five years, and accordingly, the Project Mines did not have an accrual recognized for asset retirement obligations prior to the adoption of SFAS No. 143.

Since the cost of reclamation is reimbursable under the provisions of the mining agreements, the difference between the capitalized asset retirement obligation and the reclamation liability at the date of adoption was recorded as a long-term receivable from the customers. Additionally, the annual costs related to amortization of the asset and accretion of the liability of $4,201 in 2004 and $4,276 in 2003 are included in cost of sales and increases the sales to and the long-term receivable from the customers. The long-term receivable (See Note 4) will be reimbursed to the Project Mines as the costs of reclamation are actually incurred.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

2. Significant Accounting Policies (continued)

Accounting for Asset Retirement Obligations (continued)

There are no assets legally restricted for purposes of settling these asset retirement obligations. A reconciliation of the beginning and ending aggregate carrying amount of the asset retirement obligations is as follows:

	December 31,
	2004	2003
Beginning balance	$43,641	$—
Increase in liabilities recorded as a result of the adoption of SFAS No. 143	—	40,804
Liabilities settled during the period	(282)	—
Accretion expense	2,991	2,837

	$46,350	$43,641

Financial Instruments and Derivative Financial Instruments

Financial instruments held by the Project Mines include cash and cash equivalents, accounts receivable, accounts payable, long-term debt and interest rate swap agreements. The Project Mines do not hold or issue financial instruments or derivative financial instruments for trading purposes.

One of the Project Mines has entered into interest rate swap agreements with remaining lives of three and one-half years to partially reduce risks related to floating rate financing agreements which are subject to changes in the market rate of interest. The provisions of the interest rate swap agreements require the project mine to receive a variable interest rate and pay a fixed interest rate, thereby reducing the project mine’s exposure to changes in the market rate of interest. The differential between the floating interest rate and the fixed interest rate, which is to be paid or received, is recognized in interest expense as the floating interest rate changes over the life of the swap agreements.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

2. Significant Accounting Policies (continued)

Financial Instruments and Derivative Financial Instruments (continued)

Interest rate swap agreements held by the project mine have been designated as hedges of forecasted cash flows. The Project Mines do not currently hold any non-derivative instruments designated as hedges or any derivatives designated as fair value hedges as defined in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

The interest rate swap agreements mark-to-market effect has been included in accumulated other comprehensive income (“OCI”) in stockholder’s equity. Based upon market valuations at December 31, 2004, approximately $132 of the net deferred loss in OCI is expected to be reclassified into the statement of income over the next 12 months, as cash flow payments are made in accordance with the interest rate swap agreement.

Recently Issued Accounting Standards

In April 2004, following the Emerging Issues Task Force (“EITF”) consensus of Issue No. 04-2, “Whether Mineral Rights Are Tangible or Intangible Assets,” the FASB issued FASB Staff Position (“FSP”) Nos. FAS 141-1 and FAS 142-1, “Interaction of FASB Statements No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets,” and EITF Issue No. 04-2, “Whether Mineral Rights Are Tangible or Intangible Assets,”” clarifying that mineral rights, as defined, are tangible assets, and an entity should account for mineral rights as tangible assets. The adoption of this standard resulted in the reclassification of advanced royalties from other assets to property, plant and equipment and did not impact the Project Mines’ results of operations.

In January 2004, the FASB issued FSP No. 106-1 and in May 2004 issued FSP No. 106-2 both titled “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” This FSP allows companies to make a one-time election to defer the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) that was signed into law on December 8, 2003.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

2. Significant Accounting Policies (continued)

Recently Issued Accounting Standards (continued)

SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions,” requires presently enacted changes in relevant laws to be considered in current period measurements of the accumulated postretirement benefit obligation and the net postretirement benefit costs. FSP 106-2 supersedes FSP 106-1 and provides guidance on the accounting for the effects of the Act for employers that sponsor postretirement health care plans which provide prescription drug benefits. FSP 106-2 requires those employers to provide certain disclosures regarding the effect of the federal subsidy provided by the Act. Under the guidance of FSP 106-1, the Project Mines elected to defer accounting for the effects of the Act. This deferral remained in effect until the Project Mines adopted FSP 106-2 at their September 30, 2004 measurement date. The adoption of FSP 106-2 and the effect of the Medicare Act did not have a significant impact on the Project Mines’ financial position or results of operations.

Reclassification

Certain reclassifications have been made to the 2003 Combined Financial Statements to conform to the 2004 reporting presentation.

3. Inventories

Inventories are as follows:

	December 31
	2004	2003
Coal	$10,718	$11,739
Supplies	20,784	19,110

	$31,502	$30,849

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

4. Other Investments and Receivables

Other investments and receivables consist of the following:

	December 31
	2004	2003
Long-term receivable from Project Mine Customers related to:
Asset retirement obligation	$35,447	$31,293
Retiree medical obligation	8,675	8,307
Investment in cooperatives	10,697	10,120
Other	8,037	8,873

	$62,856	$58,593

The long-term receivables will be reimbursed to the Project Mines as the costs of reclamation and retiree medical obligations are actually incurred.

One of the Project Mines holds investments in cooperatives that provide electrical service to the mine site. Patronage dividends from cooperatives are recorded as declared. The dividends declared are consistently paid out, but routinely several years after the declaration. These patronage dividends when declared are reflected as a reduction in the cost of coal under the mining agreements. In the event the cooperatives should become unable to pay the patronage dividends previously declared the Project Mines would be required at that time to record an impairment charge against the investment asset, which would be reimbursable under the mining agreement.

5. Accrued Liabilities

Other current liabilities consist of the following:

	December 31
	2004	2003
Accrued payroll	$5,520	$5,104
Other	6,544	5,398

	$12,064	$10,502

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

6. Advances from Customers and Notes Payable

Advances from Customers: Advances from customers represent amounts advanced to Project Mines from their customers or their affiliates to provide working capital and to develop and operate the mines. These advances, which are not guaranteed by either the Parent Company or the Ultimate Parent Company, are secured by substantially all owned assets and assignment of all rights under the agreements. Coteau’s advances incur interest at a rate of 6.5 percent. No repayment schedule has been established for Falkirk’s advances, which are non-interest bearing, due to the funding agreement with the customer.

Estimated maturities for Coteau for the next five years, including current maturities, and Falkirk’s customer advances with unspecified repayment schedules are as follows:

2005	$11,032
2006	7,374
2007	7,324
2008	7,324
2009	7,324
Thereafter	48,586

88,964
Advances with unspecified repayment schedule	45,895

Total advances from customers	134,859
Less current maturities	11,032

Total long-term advances from customers	$123,827

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

6. Advances from Customers and Notes Payable (continued)

Notes Payable: Notes payable represents financing which customers arranged and guaranteed for the Project Mines. Neither the Parent Company nor the Ultimate Parent Company has guaranteed these borrowings. Certain notes payable of Project Mines include a fixed charge coverage covenant. The Project Mines were in compliance with this covenant at December 31, 2004. Notes payable consist of the following:

	December 31
	2004	2003
Secured note payable due February 22, 2007, with semi-annual interest payments at an interest rate of 6.36% on the unpaid balance.	$4,000	$4,000
Secured note payable due June 30, 2005, with quarterly principal installments of $750 plus interest at an interest rate of LIBOR plus .35% on the unpaid balance (interest rate of 2.90% and 1.54% at December 31, 2004 and 2003, respectively)	10,500	13,500
Secured note payable due February 22, 2012, with semi-annual interest payments at an interest rate of 7.03% on the unpaid balance.	20,000	20,000
Other	435	600

Total notes payable	$34,935	$38,100

Under the terms of all note agreements, substantially all assets are pledged and all rights under the mining agreements are assigned.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

6. Advances from Customers and Notes Payable (continued)

Notes payable maturities for the next five years are as follows:

2005	$10,714
2006	129
2007	4,000
2008	92
Thereafter	20,000

$34,935

Commitment fees paid to banks were approximately $25 and $25 in 2004 and 2003, respectively, and are included in interest expense in the accompanying Combined Statements of Income and Comprehensive Income.

To reduce the exposure to changes in the market rate of interest, one of the Project Mines has entered into interest rate swap agreements for a portion of its notes payable. These agreements are with major commercial banks; therefore, the risk of credit loss from nonperformance by the banks is minimal. The Project Mines evaluate their exposure to the market rate of interest on an ongoing basis. The following table summarizes the notional amount and related average rate on the interest rate swap agreements outstanding at December 31, 2004 and 2003 (notional amounts in millions):

Notional Amount		Average Fixed Rate Paid		Remaining Term at
2004	2003	2004	2003	December 31, 2004
$10.5	$13.5	5.9%	5.9%	Extending to June 2008

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

7. Pension and Other Postretirement Benefits

Defined Benefit Plans

Substantially all the Project Mines’ salaried employees hired prior to January 1, 2000 participate in The North American Coal Corporation Salaried Employees Pension Plan (the “Plan”), a noncontributory defined benefit plan sponsored by the Parent Company. During 2004, the Project Mines announced that pension benefits for certain management level employees will be frozen effective December 31, 2004. Employees whose benefits were frozen will receive retirement benefits under defined contribution retirement plans. Benefits under the defined benefit pension plans are based on years of service and average compensation during certain periods. Also, during 2004, two of the Project Mines extended their assumed mine closing dates to conform with expected contract terms, which resulted in an overall increase in the benefit obligation. The Plan is sufficiently funded such that the Project Mines made no contributions to this Plan in 2004 and 2003. The Project Mines expect the Plan to pay benefits from the assets of the Plan of $1.9 million in 2005, $1.9 million in 2006, $2.0 million in 2007, $2.1 million in 2008, $2.3 million in 2009 and $18.7 million in the five years thereafter.

The Project Mines use a September 30 measurement date for their plans.

The following is a detail of the net periodic pension expense of the Project Mines:

	Year ended December 31
	2004	2003
Service cost	$3,022	$2,518
Interest cost	4,491	4,214
Expected return on plan assets	(4,233)	(4,336)
Prior service cost amortization	43	42
Actuarial loss recognized	561	—
Curtailment	135	—

Net periodic pension expense	$4,019	$2,438

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

7. Pension and Other Postretirement Benefits (continued)

Defined Benefit Plans (continued)

The following sets forth for the Project Mines portion of the changes in the pension benefit obligation and plan assets during the year and reconciles the funded status of the defined benefit plan with the amounts recognized in the combined balance sheets at December 31:

	2004	2003
Change in benefit obligation
Projected benefit obligation at beginning of year	$72,548	$61,689
Service cost	3,022	2,518
Interest cost	4,491	4,214
Plan amendments	(212)	—
Actuarial loss	3,556	5,694
Benefits paid	(1,979)	(1,567)

Projected benefit obligation at end of year	$81,426	$72,548

Change in plan assets
Fair value of plan assets at beginning of year	$44,925	$38,294
Actual return on plan assets	6,682	8,161
Employer contribution	29	37
Benefits paid	(1,979)	(1,567)

Fair value of plan assets at end of year	$49,657	$44,925

Net amount recognized
Obligation in excess of plan assets	$(31,769)	$(27,623)
Unrecognized net actuarial loss	6,852	6,609
Unrecognized prior service cost	133	220

Net amount recognized	$(24,784)	$(20,794)

Accrued benefit liability recognized in the combined balance sheets	$(24,784)	$(20,794)

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

7. Pension and Other Postretirement Benefits (continued)

Defined Benefit Plans (continued)

The projected benefit obligation included in the table above represents the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The accumulated benefit obligation also reflects the actuarial present value of benefits attributable to employee service rendered to date, but does not include the effects of estimated future pay increases. The accumulated benefit obligation as of the September 30 measurement date was $63,844 and $54,095 at September 30, 2004 and 2003, respectively.

The expected long-term rate of return on Plan assets reflects management’s expectations of long-term rates of return on funds invested to provide for benefits included in the projected benefit obligations. The Ultimate Parent Company has established the expected long-term rate of return assumption for Plan assets by considering historical rates of return over a period of time that is consistent with the long-term nature of the underlying obligations of these Plans. The historical rates of return for each of the asset classes used by the Ultimate Parent Company to determine its estimated rate of return assumption at its September 30 measurement date were based upon the rates of return earned by investments in the equivalent benchmark market indices for each of the asset classes over the time period from January 1, 1960 to September 30, 2004 and 2003. During both significant market gains as well as periods of depressed market returns, the Ultimate Parent Company held to a consistent 9.00% expected rate of return assumption.

The Plan maintains an investment policy that, among other things, establishes a portfolio asset allocation methodology with percentage allocation bands for individual asset classes. This investment policy states that the Plan invest from 60% to 70% in equity securities and from 30% to 40% in fixed income securities. The investment policy further divides investments in equity securities among separate allocation bands for equities of large cap companies, equities of medium and small cap companies and equities of non-U.S. companies. The investment policy provides that investments are reallocated between asset classes as balances exceed or fall below the appropriate allocation bands.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

7. Pension and Other Postretirement Benefits (continued)

Defined Benefit Plans (continued)

The following is the actual allocation percentage and target allocation percentage for the Plan assets at the measurement date:

	2004	2003
	Actual	Actual	Target Allocation
	Allocation	Allocation	Range
Large cap equity securities	41.3%	41.9%	35.0% - 45.0%
Medium and small cap equity securities	11.8%	12.6%	10.0% - 16.0%
Non-U. S. equity securities	14.8%	13.1%	10.0% - 16.0%
Fixed income securities	31.2%	31.7%	30.0% - 40.0%
Money market	0.9%	0.7%	0.0% - 10.0%

Post-Retirement Health Care and Life Insurance

The Parent Company also maintains health care and life insurance plans which provide benefits to eligible retired employees including employees of the Project Mines. During 2004, two of the Project Mines extended their assumed mine closing dates to conform with expected contract terms, which resulted in an overall increase in the benefit obligation. In addition, as discussed in Note 2, the Company adopted FSP 106-1 and FSP 106-2 in 2004 to account for the impact of the Medicare Act as of the September 30 measurement date. The adoption resulted in a reduction to the benefit obligation of $4.7 million that will be amortized over future periods commencing in 2005.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

7. Pension and Other Postretirement Benefits (continued)

Post-Retirement Health Care and Life Insurance(continued)

The following is a detail of the net periodic benefit expense for post-retirement health care and life insurance for the Project Mines for the year ended:

	December 31
	2004	2003
Service cost	$601	$473
Interest cost	974	1,065
Expected return on plan assets	(704)	(648)
Prior service cost amortization	13	13
Actuarial gain recognized	—	(6)

Net periodic postretirement expense	$884	$897

The following sets forth the changes in the benefit obligations and plan assets during the year and reconciles the funded status of the post-retirement health care and life insurance plans with the amounts recognized in the combined balance sheets at December 31:

	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	$15,707	$13,526
Service cost	601	473
Interest cost	974	1,065
Plan amendments	(211)	—
Actuarial loss	3,322	1,094
Benefits paid	(421)	(451)

Benefit obligation at end of year	$19,972	$15,707

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

7. Pension and Other Postretirement Benefits (continued)

Post-Retirement Health Care and Life Insurance(continued)

	2004	2003
Change in plan assets
Fair value of plan assets at beginning of year	$7,949	$7,175
Actual return on plan assets	825	854
Employer contributions	297	371
Benefits paid	(421)	(451)

Fair value of plan assets at end of year	$8,650	$7,949

Net amount recognized
Obligation in excess of plan assets	$(11,322)	$(7,758)
Unrecognized net actuarial loss (gain)	2,855	(468)
Unrecognized prior service (credit) cost	(176)	48

Net amount recognized	$(8,643)	$(8,178)

Accrued benefit liability recognized in the combined balance sheets	$(8,643)	$(8,178)

Certain of the Project Mines established Voluntary Employees’ Beneficiary Association (VEBA) trusts to provide for future retirement benefits other than pensions. The Project Mines made cash contributions to the VEBA trusts of approximately $55 in 2004 and $53 in 2003.

Contributions made to an IRS approved VEBA trust are irrevocable and must be used for employee benefits.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

7. Pension and Other Postretirement Benefits (continued)

Post-Retirement Health Care and Life Insurance (continued)

Assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects at December 31, 2004:

	1 - Percentage	1 - Percentage
	Point Increase	Point Decrease
Effect on total of service and interest cost	$265	$(215)
Effect on postretirement benefit obligation	$3,807	$(3,029)

Assumptions used in accounting for the pension and post-retirement health care and life insurance benefit plans were as follows for the years ended:

	December 31
	2004	2003
Weighted average discount rates	6.00%	6.00%
Rate of increase in compensation levels	3.75%	3.75%
Expected long-term rate of return on assets	9.00%	9.00%
Health care cost trend rate assumed for next year	9.00%	10.00%
Ultimate health care cost trend rate	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2010	2010

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

7. Pension and Other Postretirement Benefits (continued)

Post-Retirement Health Care and Life Insurance (continued)

The assumptions used to determine net periodic benefit costs are as follows:

	2004	2003
Weighted average discount rates	6.00%	6.75%

Defined Contribution Plans

For employees hired after December 31, 1999, the Parent Company established a defined contribution plan which requires the Project Mines to make retirement contributions based on a formula using age and salary as components of the calculation. Employees are vested at a rate of 20% for each year of service and become 100% vested after five years of employment. The Project Mines recorded contribution expense of approximately $332 in 2004 and $232 in 2003 related to this plan.

Under the provisions of the agreements, retirement related costs will be recovered as a cost of coal tonnage sold.

The expected cost of retirement benefits other than pensions is charged to expense during the years that the employees render service.

Substantially all the Project Mines’ salaried employees also participate in a defined contribution plan sponsored by the Parent Company. Employee contributions are matched by the Project Mines up to a limit of 5% of the employee’s salary. The Project Mines’ contributions to this plan were approximately $2,858 in 2004 and $2,602 in 2003.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

8. Leasing Arrangements

The Project Mines lease certain mining equipment under cancelable and non-cancelable capital and operating leases. Many leases are renewable for additional periods at terms based upon the fair market value of the leased items at the renewal dates.

Future minimum lease payments as of December 31, 2004, for all capital lease obligations are as follows:

2005	$28,019
2006	19,848
2007	17,196
2008	15,468
2009	15,110
Thereafter	40,180

Total minimum lease payments	135,821
Amounts representing interest	30,620

Present value of net minimum lease payments	105,201
Current maturities	20,776

Long-term capital lease obligations	$84,425

Amortization of assets recorded under capital lease obligations is included in depreciation, depletion and amortization in the financial statements. Assets recorded under capital leases are included in property, plant and equipment and consist of the following:

	December 31
	2004	2003
Plant and equipment	$220,319	$221,582
Accumulated amortization	(145,838)	(141,325)

	$74,481	$80,257

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

8. Leasing Arrangements (continued)

Under the provisions of the mining agreements, the customers are required to pay, as a part of the cost of coal delivered, an amount equal to the annual lease payments. Interest expense and amortization in excess of annual lease payments are deferred and recognized in years when annual lease payments exceed interest expense and amortization. These excess costs are treated as receivables from the customers and are included in deferred lease costs in the accompanying combined balance sheets.

During 2004 and 2003, the Project Mines incurred capital lease obligations of approximately $5,965 and $7,752, respectively, in connection with lease agreements to acquire machinery and equipment.

Future minimum lease payments on long-term cancelable operating leases at December 31, 2004 are as follows:

2005	$4,588
2006	2,121
2007	192
2008	63

$6,964

Rental expense for all operating leases was $5,275 in 2004 and $5,231 in 2003.

9. Income Taxes

The Project Mines are included in the consolidated federal income tax return filed by the Ultimate Parent Company. The Project Mines have entered into a tax-sharing agreement with the Ultimate Parent Company under which federal income taxes are computed by the Project Mines on a separate return basis. The current portion of such tax is paid to the Ultimate Parent, except that net operating loss and tax credit carryovers that benefit the consolidated tax return are advanced to the Project Mines and are repaid as utilized on a separate-return basis. To the extent that these carryovers are not used on a separate-return basis, the Project Mines are required, under conditions pursuant to the tax sharing agreement, to refund to the Ultimate Parent Company the balance of carryovers advanced and not used by the Project Mines prior to the expiration of such carryovers.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

9. Income Taxes (continued)

The provision for income taxes consists of the following:

	Year ended December 31
	2004	2003
Current:
Federal	$9,071	$8,123
State	—	—

Total current tax provision	9,071	8,123

Deferred:
Federal	(2,406)	(1,397)
State	157	(723)

Total deferred tax benefit	(2,249)	(2,120)
(Decrease) increase in valuation allowance	(157)	723

Total provision for income taxes	$6,665	$6,726

A reconciliation of the federal statutory and effective income tax is as follows:

	Year ended December 31
	2004	2003
Income before income taxes	$31,528	$31,671

Statutory taxes at 35.0%	$11,035	$11,085
Percentage depletion	(4,714)	(4,380)
State tax net operating loss expense (benefit)	157	(723)
State tax net operating loss valuation allowance	(157)	723
Other-net	344	21

Income tax provision	$6,665	$6,726

Effective income tax rate	21.14%	21.24%

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

9. Income Taxes (continued)

State tax net operating loss carryforwards are scheduled to expire between 2019 and 2023.

A summary of the primary components of the deferred tax assets and liabilities included in the accompanying combined balance sheets resulting from differences in the book and tax basis of assets and liabilities are as follows:

	December 31
	2004	2003
Deferred tax assets:
Accrued expense and reserves	$1,225	$927
Accrued pension benefits	10,944	9,533
Asset valuation	3,545	3,877
Net operating loss carryforwards-state	1,443	1,600
Other	204	461

Total deferred tax assets	17,361	16,398
Less valuation allowance	(1,443)	(1,600)

	15,918	14,798

Deferred tax liabilities:
Property, plant and equipment	$(28,234)	$(29,633)
Other	—	(656)

Total deferred tax liabilities	(28,234)	(30,289)

Net deferred tax liability	$(12,316)	$(15,491)

The Project Mines periodically review the need for a valuation allowance against deferred tax assets and recognizes these deferred tax assets to the extent that realization is more likely than not. Based on a review of earnings history and trends, forecasted earnings, and the relevant expiration of carryforwards, the Project Mines believe that the valuation allowances provided are appropriate.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

10. Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, accounts receivable and accounts payable approximate fair value. The fair value of notes payable and Coteau’s advances from customer are estimated based on the discounted value of the future cash flows using borrowing rates currently available to the Project Mines for bank loans with similar terms and maturities. The fair value of Falkirk’s advances from customer, which has no specified repayment schedule, is estimated based on the discounted value of the total payment at the end of the contract term using borrowing rates currently available to the Project Mines for bank loans with similar terms and maturities. The fair value of the interest rate swap agreements is based on third-party quotations.

The fair value compared to the carrying value is summarized as follows:

	December 31
	2004	2003
Fair value:
Notes payable	$(34,283)	$(37,283)
Advances from customers	$(96,624)	$(90,832)
Interest rate swap agreements	$(480)	$(1,023)
Carrying value:
Notes payable	$(34,935)	$(38,100)
Advances from customer	$(134,859)	$(135,128)
Interest rate swap agreements	$(480)	$(1,023)

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

11. Stockholder’s Equity

The components of common stock and capital in excess of par value at December 31, 2004 and 2003 are as follows:

		Capital in Excess
	Common Stock	of Stated Value
Coteau common stock, without par value (stated value $10 a share) — authorized 1,000 shares; issued and outstanding 100 shares	$1	$791
Falkirk common stock, without par value (stated value $1,919.30 a share) — authorized 1,000 shares; issued and outstanding 100 shares	192	—
Sabine common stock, $1 par value — authorized issued and outstanding 1000 shares	1	—

	$194	$791

12. Supplemental Cash Flow Information

	December 31
	2004	2003
Cash paid during the year for:
Interest	$15,619	$16,366
Income taxes	$9,598	$8,011
Property, plant and equipment:
Capital leases	$6,217	$7,800
Deferred lease costs	$(252)	$(48)
Lease obligations	$(5,965)	$(7,752)
Accounting for asset retirement obligations:
Change in property, plant and equipment	$—	$13,786
Change in receivables from customers including depreciation billed	$4,154	$27,018
Change in liabilities	$(2,709)	$(40,804)

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company

Notes to Combined Financial Statements (continued)

(Amounts in thousands)

13. Transactions with Affiliated Companies

Costs and expenses include net payments of approximately $1,061 and $1,054 in 2004 and 2003, respectively, for administrative and other services from the Ultimate Parent Company, the Parent Company and their subsidiaries.

Accounts receivable and accounts payable with the Ultimate Parent Company and the Parent Company represent the cash management and timing of income taxes and dividends within the affiliated group.

The note receivable from Parent Company of $6,143 and $9,001 in 2004 and 2003, respectively, is a demand note with interest of 2.24% at December 31, 2004 and 1.67% at December 31, 2003.

14. Contingencies

Various legal and regulatory proceedings and claims have been or may be asserted against the Project Mines relating to the conduct of their businesses, including environmental and other claims. These proceedings are incidental to the ordinary course of business of the Project Mines. Management believes that it has meritorious defenses and will vigorously defend itself in these actions. Any costs that management estimates will be paid as a result of these claims are accrued when the liability is considered probable and the amount can be reasonably estimated. Although the ultimate disposition of these proceedings is not presently determinable, management believes, after consultation with its legal counsel, that the likelihood is remote that material costs will be incurred in excess of accruals already recognized and would not have a significant impact on the Company’s financial position or results of operations.